Exhibirt 16.1

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria · maichel · teague
1105 W. Francis, Suite A
Spokane, Washington 99205

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements made under Item 4.01 of the report on Form 8-K of Daybreak Oil and Gas, Inc. dated November 8, 2006, and have the following comments:

We have read Item 4.01 (a) (1) (ii) and (a) (1) (iv) of Form 8-K dated November 8, 2006 of Daybreak Oil and Gas, Inc. and are in agreement with the statements contained in that item therein. We have no basis to agree or disagree with Item 4.01 (a) (1) (i), (a) (1) (iii) and (a) (2) or any other item or disclosure of the registrant contained therein.

Very truly yours,

DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague P.S

Spokane, Washington
November 10, 2006